SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

February 24, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Reports Tax Information for 2003 Distributions                             Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING REPORTS TAX INFORMATION

FOR 2003 DISTRIBUTIONS

CALGARY, February 24, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today reports the following income tax information for cash distributions declared in 2003 for unitholders resident in Canada and the United States.

Information with respect to other Canadian, United States and foreign tax considerations is included in the Third Supplement to the Management Information Circular for the Special Meeting dated January 27, 2003.

Unitholders are strongly urged to consult their tax advisors with respect to their particular circumstances.

Canadian Tax Information for Unitholders Resident in Canada

The following information is intended to assist individual Canadian unitholders of the Trust in the preparation of their 2003 income tax return and is based on Fording Canadian Coal Trust’s (the Trust) understanding of the Income Tax Act (Canada) and regulations thereunder, and is provided for general information only. T3 Statement of Trust Income Allocations and Designations forms are expected to be available by March 31, 2004.

The following table provides the cash distributions reported in 2003, in Canadian dollars.

		____________Amount per Unit____________
Record date	Payment date	Trust income (taxable)	Return of Capital (tax deferred)	Total distribution paid
March 31, 2003	April 15, 2003	$ 0.260000	$ 0.740000	$ 1.000000
June 30, 2003	July 15, 2003	0.733362	0.756638	1.490000
September 30, 2003	October 15, 2003	1.000000	0.000000	1.000000
December 31, 2003	January 15, 2004	0.993737	0.006263	1.000000
Total paid		$ 2.987099	$ 1.502901	$ 4.490000

The Trust income amount, which is the portion of the cash distributions that is to be included in the income of unitholders, will be reported in Box 26 “Other Income” on the T3 statement. The portion of cash distributions that constitutes a return of capital is not currently taxable but should be deducted from the adjusted cost base of his or her units of the Trust.

Canadian Tax Information for Non-resident Unitholders

Distributions of income by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or convention. A portion of the distributions in 2003 were not subject to Canadian withholding taxes. Unitholders who are not residents of Canada for income tax purposes are urged to seek advice from a tax advisor in their country of residence for the tax treatment of distributions.

United States Tax Information for Unitholders Resident in the United States

Distributions by the Trust in 2003 (including the Special Distributions paid on April 15, 2003 and July 15, 2003), are considered foreign-source dividend income under U.S. federal income tax principles. Assuming that applicable holder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation.

Income distributed by the Trust to U.S. unitholders is generally subject to Canadian withholding tax of 15%. A portion of the distributions in 2003 were not subject to Canadian withholding taxes. U.S. unitholders are encouraged to seek advice from their tax advisor for the tax treatment of distributions.

Cash distributions in 2003 are reported as follows in U.S. dollars.

		U.S. $ Amount per Unit
Record date	Payment date	Qualified dividends (taxable)	Withholding tax deducted
March 31, 2003	April 15, 2003	$ 0.7406	$ 0.0265
June 30, 2003	July 15, 2003	1.0994	0.0830
September 30, 2003	October 15, 2003	0.7405	0.1111
Total paid		$ 2.5805	$ 0.2206

It is possible that the exchange rate was different for non-registered, or beneficial, unitholders receiving their payment in US dollars from an intermediary or brokerage firm.

The dividend declared December 15, 2003 and paid on January 15, 2004, will be reported on a Form 1099 for the 2004 calendar year.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca